Exhibit 21

Subsidiaries of SkyTerra Communications, Inc.

SkyTerra Investors Holdings Inc., a Delaware corporation

SkyTerra Rollup LLC, a Delaware Limited Liability Company

SkyTerra Rollup Sub LLC, a Delaware Limited Liability Company

SkyTerra Investors LLC, a Delaware Limited Liability Company

TMI Communications Delaware Limited Partnership, a Delaware limited partnership

SkyTerra LP, a Delaware limited partnership